

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 14, 2006

Ms. Julia A. Fratianne
Chief Financial Officer
Kahiki Foods, Inc.
1100 Morrison Road
Gahanna, OH 43230

> **Re:** **Kahiki Foods, Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2005**
> **Filed June 21, 2005**
> **File No. 333-113925**

Dear Ms. Fratianne,

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended March 31, 2005

Management's Discussion and Analysis or Plan of Operation

Revenue Recognition, page 8

1.   You state, "Revenue from the sale of products is generally recognized at the time of shipment to the customer." Please expand your disclosure to clarify how the timing of recognition indicated compares to the point at which ownership and all risk of loss transfers to the buyer; it should be clear how your policy complies with the criteria listed in SAB Topic 13.

Financial Statements

Audit Opinion

2.   We note that your financial statements for the fiscal year ended March 31, 2004 were audited by other auditors. Since your current auditors are not extending audit coverage to your prior year financial statements, you will need to include the report of the prior auditors in your filing, provided that you are able to obtain their permission, and a reissuance of their audit opinion. Otherwise, it would be necessary to obtain a new audit of the prior year financial statements. Please amend your filing accordingly.

3.   Please advise your auditors that their audit opinion would need to reference the Standards of the Public Company Accounting Oversight Board (United States) to comply with the guidance in SEC Release Nos. 34-49707 and 34-49708.

Balance Sheet, page F-2

4.   We note that you have presented a negative cash position in your 2005 balance sheet. Please re-classify any non-cash elements of this item to current liabilities.

Note 5 – Long Term Debt, page F-10

5.   We note that the 2004 current portion of your long term debt of $379,491 does not agree to your balance sheet. Please expand your disclosures to include the reasons for the difference or revise your financial statements to reflect accurate amounts.

Form 10-QSB for Fiscal Quarter Ended December 31, 2005

Controls and Procedures, page 18

6.   We note your disclosure stating that your President and Acting CFO concluded that your disclosure controls and procedures "…are effective in timely alerting management to material information relating to us that is required to be included in our periodic SEC filings." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, to remedy the otherwise limited scope of your evaluation, given the definition set forth in Rule 13a-15(e) of the Exchange Act.

Financial Statements

Note 3 – Insurance Proceeds, page 10

7.   We note your disclosure explaining that certain loan deposits have been classified as restricted deposits on your balance sheet. Please expand your disclosures in the section of Liquidity and Capital Resources to discuss how you have reflected the change in restricted cash in your statement of cash flows.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief